FORM AW – AMENDMENT WITHDRAWAL REQUEST

February 17, 2009

VIA EDGAR

U.S. Securities Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nuveen Municipal High Income Opportunity Fund
(File Nos. 33-140017, 811-021449)

Dear Sir or Madam:

On behalf of the Nuveen Municipal High Income Opportunity Fund (“Fund”), I hereby submit this application for withdrawal of Post-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2, filed on February 27, 2008 together with all exhibits (the “Amendment”) pursuant to Rule 477(a) of the Securities Act of 1933 (the “Act”).

The Amendment was filed to update the Fund’s financial information. Because the Fund’s Board decided not to sell additional Common Shares of the Fund at that time, the withdrawal of the Amendment is requested. We are currently preparing to file a new Amendment to update the Fund’s financial information as of a more recent date prior to resuming sales of the Fund’s Common Shares.

Pursuant to the requirements of Rule 478 of the Act, this application for withdrawal of the Amendment has been signed by the Vice President and Secretary of the Fund this 17th day of February, 2009.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Thomas S. Harman at 202.739.5662.

Very truly yours,

/s/ Kevin J. McCarthy
Kevin J. McCarthy
Vice President and Secretary